UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___)

NCS Healthcare, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

62887410
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

May 8, 2001
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 13 Pages)

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 2 OF 13 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,093,362
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,093,362
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,093,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
5.6%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 3 OF 13 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		607,125
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		607,125
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
607,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.1%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 4 OF 13 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		607,125
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		607,125
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
607,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.1%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 5 OF 13 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		95,107
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,107
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
95,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.5%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 6 OF 13 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		95,107
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,107
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
95,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.5%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 7 OF 13 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Schedule 13D dated May 8, 2001 ("Schedule 13D") is filed with the Securities and Exchange Commission by DDJ Capital
Management, LLC, a Massachusetts limited liability company, and certain affiliates. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

	This filing of Schedule 13D is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This Schedule 13D relates to shares of the Class A common stock , $.01 par value (the "Shares") of NCS Healthcare, Inc. (the "Company"). The principal executive offices of the Company are located at 3201 Enterprise Parkway, Suite 220, Beachwood, OH 44122

ITEM 2.	IDENTITY AND BACKGROUND:

	This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, B III Capital Partners, L.P., a Delaware limited partnership ("B III"), DDJ Capital III, LLC, a Delaware limited liability company, B III-A Capital Partners, L.P.
("B III-A"), a Delaware limited partnership and GP III-A, LLC, a
Delaware limited liability. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for, B III. GP III-A, LLC is the general partner of, and DDJ is the investment manager for, B III-A. DDJ is also the investment manager for a managed account on behalf of an institutional investor (the "Account"). Each of B III, B III-A and the Account (the "Funds") own the Company's 5 3/4% Convertible Subordinated Debentures due 2004 (the "Debentures"), which are convertible into the Shares reported herein.

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 8 OF 13 PAGES

	The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482-7910. The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

	Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	The Funds have purchased an aggregate of $35,753,000 principal amount of the Debentures, which Debentures convert into an aggregate of 1,093,362 Shares. On May 8th the Funds purchased Debentures convertible into 275,229 shares at a per share price of $2.94. The source for this purchase and all earlier purchases of Debentures was working capital (cash).

	Shares purchased and/or sold by the Funds (as a result of the purchase and sale of Debentures and assuming conversion thereof) since March 9, 2001 are set forth on the attached Schedule B.

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 9 OF 13 PAGES

ITEM 4.	PURPOSE OF TRANSACTION:

	The Funds purchased Debentures in pursuit of specified investment objectives established by the investors in the Funds. The Funds do not have any present intention to exercise the conversion rights set forth in the Debentures. DDJ and the DDJ Affiliates may continue to have the Funds purchase Debentures, may cease making purchases or may sell the Debentures depending on a number of factors, including, among others, the availability of Debentures for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds, future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions.

	As discussed in the Company's Form 10-Q for the quarter ended March 31, 2001, the Company failed to remit a semi-annual interest payment due on February 15, 2001 on the Debentures. As a result the Indenture Trustee declared the entire principal and any accrued interest thereon to be immediately due and payable and demanded immediate payment of such amounts. As discussed in the Company's Form 10-Q for the quarter ended March 31, 2001, the Company is currently in discussions with an ad hoc committee of holders of the Debentures regarding a possible restructuring of the indebtedness. DDJ is a member of such ad hoc committee.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	(a)	B III beneficially owns, as a result of its ownership of the
Debentures, and DDJ Capital III, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III, 607,125 Shares (assuming conversion of the Debentures) or approximately 3.1% of the Company. B III-A beneficially owns, as a result of its ownership of the Debentures, and GP III-A, LLC and DDJ beneficially own, as general

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 10 OF 13 PAGES


partner and investment manager, respectively of B III-A, 95,107 Shares (assuming conversion of the Debentures) or approximately 0.5% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 391,131 Shares (assuming conversion of the Debentures), or approximately 2.0% of the outstanding Shares of the Company. DDJ, as investment manager to the Funds may be deemed to beneficially own 1,093,362 Shares, or approximately 5.6% of the outstanding Shares of the Company.

	(b)	Each of the aforementioned entities has sole power to vote
and to dispose of the Shares so indicated.

	(c)	Except as set forth in Item 3, neither DDJ nor any of the
DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER:

	Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

	The Funds may from time to time own other debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

		Not Applicable.

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 11 OF 13 PAGES

Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC

By:	/ s / Wendy Schnipper Clayton
	-------------------------------------------
	Wendy Schnipper Clayton
	Attorney-In-Fact*

* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 12 OF 13 PAGES


SCHEDULE A
===========

	The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley,
MA 02482-7910.  Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
=====	==================================

David J. Breazzano	Principal of DDJ Capital Management, LLC,
DDJ Galileo, LLC, DDJ Copernicus, LLC, GP
III-A, LLC and October G.P., LLC

Judy K. Mencher	Principal of DDJ Capital Management, LLC,
DDJ Galileo, LLC, DDJ Copernicus, LLC, GP
III-A, LLC, October G.P., LLC, Vice President of DDJ Overseas Corporation and Director of
Kepler Overseas Corp.

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 13 OF 13 PAGES


SCHEDULE B
===========

NCS HEALTHCARE, INC.
======================

	Set forth below is an itemization of all purchases and sales of Shares (arising out of a result of the purchase of Debentures and assuming the conversion thereof) since March 9, 2001. The transactions were made for cash in open market transactions.



	TYPE:	NUMBER OF
	PURCHASE	SHARES UPON	PER SHARE
DATE	OR SALE	CONVERSION	PRICE


5/8/01	PURCHASE	275,229	$2.94